January 28, 2015

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Music of Your Life, Inc

We have read the statements which we understand Music of Your Life, Inc. will include under item 4.01 of the Form 8-K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm.

Very truly yours,

Pritchett, Siler and Hardy PC